November 29, 2023

Kate Beukenkamp and Dietrich King

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re: Genius Group Ltd

Amendment No. 2 to Registration Statement on Form F-1

Filed November 7, 2023

File No. 333-273841

Gentlepersons:

We have received your letter dated November 22, 2023 We have added our answers to each one of your questions in bold letters below each question for ease of reference. Throughout this letter, your comments are set forth in bold type.

Amendment No. 2 to Registration Statement on Form F-1

General

1. We note your response to prior comment 1, including reference to your Form 6-K filed September 5, 2023. in the FAQs section of the Form 6-K under the question titled “What is the ERL Share Distribution?,” you state that ERL is currently listed as a public company on the main board of MERJ Exchange and that you have commenced the “dual listing” process to transfer ERL to Upstream. Further, we note that the Upstream website currently reflects that ERL is dual-listed. Please tell us what exchanges and listings are involved in ERL’s “dual listing.” In this regard, please clearly explain (i) whether ERL intends to be listed on both the MERJ Exchange and Upstream, or if ERL plans to cease its MERJ Exchange listing, (ii) if ERL intends to cease its listing on the MERJ Exchange, please advise if Upstream will update its website to remove a reference to a dual listing, and (iii) that ERL shares or other securities are not currently listed on a U.S.-based exchange and that you are not in the process of working towards a U.S. exchange listing.

Upon information and belief after consultation with management and the Board of Directors of ERL, the following are the responses to your two questions:

(i)	Whether ERL Intends to be listed on both exchanges:

Answer: ERL is listed on MERJ Exchange according to the Main Board listing standards. Upstream is an app-based entrance to the MERJ Exchange for direct exchange access. ERL is available for trading on the MERJ Main and Upstream markets, which are operated under the same exchange with a shared depository and one set of listing rules.

(ii)	If ERL intends to cease its MERJ listing:

Answer: ERL will remain trading on both markets of MERJ Exchange at this time. We have been advised Upstream is updating the ERL profiles to reflect “Listing” rather than “Dual Listing”.

(iii)	Confirmation that ERL securities are not currently listed on a U.S.-based exchange and that there is not process towards such a listing:

Answer: ERL has confirmed to GNS that ERL is neither currently listed on a U.S.-based exchange, nor is it in the process of working toward such a listing.

2. We note your response to prior comment 1 and your analysis as to whether the company provided “adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets” in accordance with Staff Legal Bulletin No. 4.

● Please provide us with a detailed analysis as to whether the information referenced in your response substantially complied with Regulation 14A or Regulation 14C, including the requirements relating to financial statements of the subsidiary.

As discussed in our prior comment response to you, the information referenced in our prior response substantially complied with Regulations 14A and/or 14C as follows.

On or about April 12, 2023 , the Company circulated and delivered to its shareholders a Circular with regard to its Extraordinary General Meeting. The only two matters presented at this Meeting were the new constitution and the spinoff. To streamline the provisions of the Company’s Constitution to bring them in line with constitutional provisions typically adopted by Singapore-incorporated public companies that are listed in Singapore, it was proposed that the Constitution of the Company be amended by adopting a new constitution in lieu of the existing Constitution. The Circular then provided in detail the calculation of the capital reduction and distribution constating the spinoff and the calculation thereof: Section 4 of the Circular describes in detail the calculation of the Spinoff, the mechanics thereof and the pro forma effects thereof to the Company.

The Circular contained the following information referenced to Item numbers in Schedule 14A:

Item 1. Date, Time and Place Information.

This information was set forth on the front page of the Circular under the heading “Important Dates and Times”.

Item 2. Revocability of Proxy.

Upon information and belief, this is not a concept which exists with respect to Singapore corporations and thus is not addressed in the Circular.

Item 3. Dissenters Rights of Appraisal.

Upon information and belief, this is not a concept which exists with respect to Singapore corporations and thus is not addressed in the Circular.

Item 4. Persons Soliciting the Proxy.

This Meeting was not subject to Rule 14a-12(c) so the only information required is stating that the Circular is on behalf of the Company which is stated throughout the Circular.

Item 5. Interests of Certain Persons in Matters to be Acted Upon.

This is not relevant to this Circular although the management of the Company is disclosed.

Item 6. Voting Securities and Principal Holders Thereof.

The information required in all subparts of Item 6 is set forth in detail in Section 5 of the Circular, entitled “Directors’ and Shareholders’ Substantial Interests”.

Item 7. Directors and Executive Officers.

There was no action to be taken at the Meeting with regard to directors and/or executive officers, so the Company had no disclosure obligations hereunder.

Item 8. Compensation of Directors and Executive Officers.

There was no action to be taken at the Meeting with regard to directors and/or executive officers, so the Company had no disclosure obligations hereunder.

Item 9. Independent Public Accountants.

There was no action to be taken at the Meeting with regard to independent public accountants, so the Company had no disclosure obligations hereunder.

Item 10. Compensation Plans.

There was no action to be taken at the Meeting with regard to compensation plans, so the Company had no disclosure obligations hereunder.

Item 11. Authorization or issuance of securities otherwise than for exchange. If action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant, furnish the following information:

Adequate information about the spinoff and ERL was provided to the Company’s shareholders and trading markets in the Circular in Section 4 thereof, which details the following information regarding the spinoff:

●	Description of the spinoff transaction and mechanics of share distribution

●	Description of the capitalization of the Company and how each class of equity is affected and the number of shares for spinoff calculated

●	Illustrative transactions

●	Capital reduction conditions

●	Pro forma financial effects of the spinoff

●	Corporate and business structure after the spinoff

●	Future business of both the Company and ERL

●	Detailed administrative procedures of the spinoff

●	A disclosure that the Company is not subject to the SEC proxy rules and provided the required information and followed the procedures required under Singapore law.

. The Company filed multiple Current Reports on Form 6-K and press releases regarding the spinoff and ERL, most notably eight press releases in 2023 and as many Current Reports on Form 6-K. Most notably, the Company filed and delivered the Circular to all shareholders on or about April 12, 2023 and the Form 6-K on September 5, 2023, which contained substantial information on the spinoff, meeting the requirements of Form 10 information, information on ERL, risk factors relating to ERL and the spinoff, and pro forma financial effects of the spinoff. Furthermore, in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on June 6, 2023, as amended by Amendment No. 1 to Form 20-F filed with the SEC on August 4, 2023, the Company provided full Form 10 information, not only on the Company on a consolidated basis but also on ERL as a segment thereof, thus fulfilling all information requirements.

(a) State the title and amount of securities to be authorized or issued.

This information was provided in the Circular in detail in Section 4 as to the calculation. Subsequent to the Meeting, the Company then filed

(b) Furnish the information required by Item 202 of Regulation S-K (§ 229.202 of this chapter). If the terms of the securities cannot be stated or estimated with respect to any or all of the securities to be authorized, because no offering thereof is contemplated in the proximate future, and if no further authorization by security holders for the issuance thereof is to be obtained, it should be stated that the terms of the securities to be authorized, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and similar matters will be determined by the board of directors. If the securities are additional shares of common stock of a class outstanding, the description may be omitted except for a statement of the preemptive rights, if any. Where the statutory provisions with respect to preemptive rights are so indefinite or complex that they cannot be stated in summarized form, it will suffice to make a statement in the form of an opinion of counsel as to the existence and extent of such rights.

The shares distributed of ERL were ordinary shares and not subject to any preemptive rights so there was no disclosure to be made.

(c) Describe briefly the transaction in which the securities are to be issued including a statement as to (1) the nature and approximate amount of consideration received or to be received by the registrant and (2) the approximate amount devoted to each purpose so far as determinable for which the net proceeds have been or are to be used. If it is impracticable to describe the transaction in which the securities are to be issued, state the reason, indicate the purpose of the authorization of the securities, and state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance.

This information was detailed in the Circular in detail.

(d) If the securities are to be issued otherwise than in a public offering for cash, state the reasons for the proposed authorization or issuance and the general effect thereof upon the rights of existing security holders.

The Circular described the purpose of the spinoff in detail. As the distribution was pro rata to all shareholders of the Company there was no effect upon the rights of any existing shareholders as all holders were treated the same.

(e) Furnish the information required by Item 13(a) of this schedule.

See Item 13 below.

Item 12. Modification or Exchange of Securities.

This is inapplicable as no securities were modified or exchanged.

Item 13. Financial and other information. (See Notes D and E at the beginning of this Schedule.)

(a) Information required. If action is to be taken with respect to any matter specified in Item 11 or 12, furnish the following information:

(1) Financial statements meeting the requirements of Regulation S–X, including financial information required by Rule 3–05 and Article 11 of Regulation S–X with respect to transactions other than pursuant to which action is to be taken as described in this proxy statement (A smaller reporting company may provide the information in Rules 8–04 and 8–05 of Regulation S–X (§§ 210.8–04 and 210.8–05 of this chapter) in lieu of the financial information required by Rule 3–05 and Article 11 of Regulation S–X);

Financial statements complying with Regulation S-X (not including financial statements required by Rule 3-05 and Article 11 as the spinoff was not other than pursuant to which action was to be taken as part of the information statement as the spinoff was subject to shareholder action) were reported on Form 20-F filed with the SEC on May 13, 2022 for the fiscal year ended December 31, 2021and on June 6, 2023, as amended on June 7, 2023 and August 4, 2023, for the fiscal year ended December 31, 2022 and posted on the Company’s website at the time of each filing (collectively, the “Annual Reports”).

(2) Item 302 of Regulation S-K, supplementary financial information;

The Company is a smaller reporting company so this information is not required.

(3) Item 303 of Regulation S-K, management’s discussion and analysis of financial condition and results of operations

Item 303 disclosure was provided in the MD&A sections of the Forms 20-F;

(4) Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure;

No disclosure was required as Marcum LLP has been the Company’s auditor since 2020, and there have been no disagreements.

(5) Item 305 of Regulation S-K, quantitative and qualitative disclosures about market risk

Smaller reporting companies are not required to provide this disclosure; and

(6) A statement as to whether or not representatives of the principal accountants for the current year and for the most recently completed fiscal year:

(i) Are expected to be present at the security holders’ meeting;

(ii) Will have the opportunity to make a statement if they desire to do so; and

(iii) Are expected to be available to respond to appropriate questions

This is inapplicable as the Meeting was not an annual meeting at which auditors were required to be present and/or auditor ratification even applicable.

Instructions to Item 13. 1. Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.

The Company would also respectfully argue that it does not deem the provision of the information required by paragraph (a) of Item 13 to be material. The reason is that the matter acted upon is with regard to the distribution of common securities of ERL in a spinoff which is not an “exchange, merger, consolidation, acquisition or similar transaction” under Item 13.1. Exchanges, mergers, consolidations and acquisitions are all transactions which combine entities and/or assets, while a spinoff is a divestiture.

Item 14. Mergers and similar.

The spinoff does not fall within paragraph (a) of Item 14 as it is not a (1) A merger or consolidation;

(2) An acquisition of securities of another person;

(3) An acquisition of any other going business or the assets of a going business;

(4) A sale or other transfer of all or any substantial part of assets; or

(5) A liquidation or dissolution.

Notwithstanding the foregoing, and describing for completeness, the disclosure requirements of Item 14(b) were complied with.

(1) Summary term sheet. The information required by Item 1001 of Regulation M-A (§ 229.1001 of this chapter).

Information constituting a summary term sheet is set forth in the introductory section of the Circular.

(2) Contact information. The name, complete mailing address and telephone number of the principal executive offices.

This information is set forth in the Circular.

(3) Business conducted. A brief description of the general nature of the business conducted.

This information is set forth in the Circular.

(4) Terms of the transaction. The information required by Item 1004(a)(2) of Regulation M-A (§ 229.1004 of this chapter).

The terms of the transaction and all Item 1004(a)(2) disclosure are set forth in detail in the Circular.

(5) Regulatory approvals. A statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction and, if so, the status of the compliance or approval.

The Singapore court approval requirement was set forth in the Circular, and further disclosure regarding receipt of such approval was set forth in the Current Report on Form 6-K filed in early September 2023.

(6) Reports, opinions, appraisals. If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement, furnish the information required by Item 1015(b) of Regulation M-A (§ 229.1015 of this chapter).

There are no reports, opinions or appraisals relating to the transaction from an outside party.

(7) Past contacts, transactions or negotiations. The information required by Items 1005(b) and 1011(a)(1) of Regulation M-A (§ 229.1005 of this chapter and § 229.1011 of this chapter), for the parties to the transaction and their affiliates during the periods for which financial statements are presented or incorporated by reference under this Item.

This information is set forth in the 20-Fs as well as disclosure in the Circular.

(11) Financial information. If material, financial information required by Article 11 of Regulation S-X (§§ 210.10–01 through 229.11–03 of this chapter) with respect to this transaction.

For the reasons stated above, the Company does not believe that the financial information is material with respect to the spinoff; however, it still responds below if in the alternative, the information is considered material.

Instructions to paragraph (B)(11):

1. Present any Article 11 information required with respect to transactions other than those being voted upon (where not incorporated by reference) together with the pro forma information relating to the transaction being voted upon. In presenting this information, you must clearly distinguish between the transaction being voted upon and any other transaction.

There were no other transactions required to be reported.

2. If current pro forma financial information with respect to all other transactions is incorporated by reference, you need only present the pro forma effect of this transaction.

There are no other transactions, and pro forma information for this transaction was set forth in the Circular.

(b)	Information about the parties to the transaction—(1) Acquiring company. Furnish the information required by Part B (Registrant Information) of Form S–4 (§ 239.25 of this chapter) or Form F–4 (§ 239.34 of this chapter), as applicable, for the acquiring company. However, financial statements need only be presented for the latest two fiscal years and interim periods.

Full information was set forth in the 20-Fs and the Form 6-K filed on September 5, 2023.

(2) Acquired company. Furnish the information required by Part C (Information with Respect to the Company Being Acquired) of Form S–4 (§ 239.25 of this chapter) or Form F–4 (§ 239.34 of this chapter), as applicable.

Full information was set forth in the 20-Fs and the Form 6-K filed on September 5, 2023.

(d) Information about parties to the transaction: registered investment companies and business development companies.

Neither the acquiree nor the acquiror is a registered investment company or a business development company.

Item 15. Disposition of assets.

Inapplicable as no approval of a merger, acquisition or similar transaction was set for a vote.

Item 16. Restatement of accounts.

Inapplicable as there was no restatement covered in the Circular.

Item 17. Action with respect to reports.

Inapplicable.

Item 18. Matters not required to be submitted.

Inapplicable.

Item 19. Amendment of charter, bylaws or other documents.

Inapplicable.

Item 20. Other proposed action.

Inapplicable.

Item 21. Voting procedures.

The voting procedures are detailed in the Circular.

Item 22. Information in Investment Company Proxy Statement.

Inapplicable as this is not an investment company.

Item 23. Delivery of Documents to Securityholders Sharing an Address.

This is not a requirement for Singaporean companies and thus is not addressed.

Item 24. Shareholder Approval of Executive Compensation.

Inapplicable as there was no election of directors or officers or approval of any sort of compensation plan at the subject Meeting.

Item 25. Exhibits

Various of the documents detailed above contain exhibits which are so detailed.

● Please advise us as to whether the information referenced in your response was delivered to U.S. shareholders in an information statement.

Under Singapore law, there is no concept analogous to an information statement, thus, the Company relied on a combination of the Circular and the 20-Fs to provide comprehensive information (including financial information) regarding the spinoff. Furthermore, the 2022 20-F was not due to be filed until after the date of circulation of the Circular. So the 2022 20-F provided even more updated information. In addition to the Circular and the 20-Fs, as detailed in the prior comment response, the Company provided a very detailed Form 6-K (with equivalent to Form 10 information) on September 5, 2023 to ensure that shareholders had yet again comprehensive information on the spinoff. The Circular and the Form 20-Fs were delivered to all shareholders in compliance with Singapore law.

Thank you for your comments and please contact us should you have more questions.

Sincerely,

/s/ Erez Simha
Erez Simha
CFO

cc:	Jolie Kahn